Exhibit 1.02

NuVasive, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (the “Report”) of NuVasive, Inc. (“NuVasive,” also referred to as the “Company,” “we,” or “our”) for the period January 1, 2013 to December 31, 2013 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to companies that manufacture or contract to manufacture products containing certain conflict minerals necessary to the functionality or production of those products as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 mandates certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals,” defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, which are necessary to the functionality or production of their products.
The SEC’s reporting and disclosure requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. Under Rule 13p-1, if a company has reason to believe that any of the conflict minerals in its supply chain may have originated in certain covered countries identified in Rule 13p-1, or if it is unable to determine the country of origin of those conflict minerals, then the company must exercise due diligence on the conflict minerals’ source and chain of custody. In addition, the company must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. This Report summarizes NuVasive’s due diligence measures, as required by Rule 13p-1.
This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.
Company Overview
NuVasive is focused on developing minimally-disruptive surgical products and procedurally-integrated solutions for the spine. Our principal product offering includes a minimally-disruptive surgical platform called “Maximum Access Surgery,” or “MAS®,” as well as an offering of biologics, cervical and motion preservation products. The MAS platform includes proprietary software-driven nerve detection and avoidance systems, NVM5 and NVJJB, and Intra-Operative Monitoring support; MaXcess®, an integrated split-blade retractor system; and a wide variety of specialized implants. We were incorporated in Delaware in 1997 and began commercializing our products in 2001. Our principal executive offices are located at 7475 Lusk Boulevard, San Diego, CA 92121.
Reasonable Country of Origin Inquiry and Conclusion
Early in 2013, we conducted an analysis of our products and determined that certain spine implant products and certain components of our proprietary software-driven nerve detection and avoidance systems were likely to contain conflict minerals as that term is defined by Rule 13p-1. This determination was made due to the anticipated presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers, or from utilization of conflict minerals in manufacturing processes employed by our suppliers. As a company in the spine surgery products and services business, we are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals and we make no direct purchases of materials from third parties located in the Covered Countries.
In order to conduct a reasonable country of origin inquiry (“RCOI”), we developed procedures based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. These procedures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against a list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of our RCOI, we have concluded that certain of our branded CoRoent® spine implant products and certain components of our proprietary software-driven nerve detection and avoidance systems, NVM5 and NVJJB, include conflict minerals and further determined such products to be “DRC conflict undeterminable.” The designation of “DRC conflict

Exhibit 1.02

undeterminable” is the result of either (1) statements to this effect from our suppliers, or (2) a lack of facility or other information received from our suppliers, with no information to the contrary, to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were “DRC conflict free” or have not been found to be “DRC conflict free.”
In 2014, we intend to implement steps to improve the information gathered from our RCOI procedures and due diligence process to further mitigate the risk that conflict minerals do not benefit armed groups. The steps include:

•	increase the response rate of suppliers’ smelters surveys through required participation; and

•	continue outreach to smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.
Due Diligence Process
We have taken the following measures to exercise due diligence on the source and chain of custody of the conflict minerals in our products. With respect to the period covered, the design of the due diligence measures described in this Report for conflict minerals conforms generally with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (collectively referred to as the “OECD Guidance”). It is important to note that the OECD Guidance was written for both upstream1 and downstream2 companies in the supply chain. As NuVasive is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

1.	Establish Strong Company Management Systems
We have established a management system for complying with the conflict minerals legislation by:

•	adopting and communicating to affected suppliers and publishing on our website a company policy that is consistent with the OECD Guidance;

•	structuring internal management to support supply chain due diligence;

•
establishing a system of controls and transparency over the mineral supply chain through the use of the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSI Conflict Minerals Reporting Template”);

•	strengthening engagement with affected suppliers; and

•	providing training to relevant employees on the Company’s conflict minerals policy.

2.	Identify and Assess Risk in the Supply Chain
We have assessed risk in the supply chain by reviewing supplier responses to the EICC/GeSI Conflict Minerals Reporting Template for certain areas of concern as outlined in the OECD Guidance.

3.	Design and Implement a Strategy to Respond to Identified Risks
In order to assure ongoing compliance with the conflict minerals legislation, we have assembled a team of employees from various areas of the Company which will serve as the conflict minerals compliance team. This team will be responsible for managing and implementing our conflict minerals compliance strategy and making recommendations to the executive team on ongoing supplier relationships.

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1 Upstream companies refer to those between the mine and smelters or refiners. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and smelters or refiners.
2 Downstream companies refer to those entities between the smelters or refiners and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

Exhibit 1.02

4.	Carry out Independent Third-Party Audit of Smelters/Refiners’ Due Diligence Practices
As discussed in our Conflict Minerals Policy, we require a supplier, when deemed necessary, to provide reasonable proof of the due diligence performed by that supplier to support the country of origin certification provided by the supplier to NuVasive. Additionally, we require that all suppliers agree to cooperate with us in connection with any further due diligence that we choose to perform with respect to country of origin inquiries.
Conflict Minerals Policy
We have established a Conflict Minerals Policy which is posted on our website, www.nuvasive.com.